 EXHIBIT 99.1

Ami Barlev Elected to Serve as Acting Chairman of the Board of Directors of B Communications Ltd.

Ramat-Gan, Israel, February 7, 2018 - B Communications Ltd. (NASDAQ and TASE: BCOM) (the “Company”), today announced that the Company's Board of Directors has elected Adv. Ami Barlev as Acting Chairman of the Board of the Company. Mr. Barlev succeeds Shaul Elovitch who will continue to serve as a director.

Mr. Shaul Elovitch added: “I have no doubt that Ami, who has many years of experience in the communications’ market, together with his unique abilities in corporate governance and regulation, will greatly contribute to the Company.”

About B Communications:

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in in Bezeq - The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following websites:

www.eurocom.co.il;

www.igld.com;

www.bcommunications.co.il;

www.ir.bezeq.co.il;

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman-Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission, including B Communications’ Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620